Exhibit 15

PNM Resources, Inc.
Alvarado Square
Albuquerque, New Mexico 87158

May 15, 2002

PNM Resources, Inc. and Public Service Company of New Mexico:

     We are aware that PNM Resources, Inc. and Subsidiaries and Public Service Company of New Mexico and Subsidiaries has incorporated by reference in its Registration Statement No. 333-03289 its Form 10-Q for the quarter ended March 31, 2002, which includes our report dated May 15, 2002 covering the unaudited interim financial information contained therein. Pursuant to Regulation C of the Securities Act of 1933, that report is not considered a part of the registration statement prepared or certified by our firm or a report prepared or certified by our firm within the meaning of Sections 7 and 11 of the Act.



Very truly yours,